DEAN HELLER	EXHIBIT 3.3
Secretary of State
204 North Carson Street, Suite 1
Caron City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)
Important: Read attached Instructions before completing form.	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.    Name of corporation: Trafalgar Ventures, Inc.

2.    The articles have been amended as follows (provide article numbers, if available):

Article Four: This corporation is authorized to issue two classes of stock which shall be designated as "Common Stock" and "Preferred Stock". The total number of shares of Common Stock which this corporation is authorized to issue is 100,000,000 shares, par value $0.001 per share and the total number of shares of Preferred Stock this corporation is authorized to issue is 10,000,000 shares, par value $0.001 per share. Upon the filing of this Amendment to the articles of Incorporation, the outstanding shares of the corporation's Common Stock shall be consolidated pursuant to a reverse stock split such that all holders of the corporation's Common Stock, all holders of securities convertible into Common Stock of the corporation and all holders of options to purchase the corporation's Common Stock shall receive one share of Common Stock for every 2.1142857 shares of Common Stock currently held or entitled to be held by such holders; provided, however that any fractional shares resulting from the reverse stock split shall be rounded up to the nearest whole number of shares.

3.    The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of Incorporation have voted in favor of the amendment is: 1,860,001*.

4.    Effective date of filing (optional): _____________________________________________________________________________________________________
                                                                                                                                               (must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): /s/ Robert Gordon Smith

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE

This form must be accompanied by appropriate fees. See attached fee schedule.	Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03